Exhibit 99.1

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Stevanato Earnings Call	Thursday, 19 August 2021

Lisa Miles     Good morning and thank you for joining us. With me today, to offer prepared remarks, is Franco Stevanato, Executive Chairman, Franco Moro, Chief Executive Officer and Chief Operating Offer, and Marco Dal Lago, Chief Financial Officer. We’re also joined by Mauro Stocchi, Chief Business Officer, and Paolo Patri, Chief Technology Officer.

I’d like to remind everyone that a number of statements being made today will be forward-looking in nature. Please remember that such statements are only predictions. Actual event and results may differ materially as a result of risks we face, including those discussed in our registration statement on form F-1, which was filed with the Securities and Exchange Commission on July 16th, 2021.

We encourage you to review the information contained in our earnings release today in conjunction with our associated SEC filings and F-1. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances except as required by law.

Today’s presentation may contain non-GAAP financial information. Management uses this information in its internal analyses of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results and providing meaningful period-to-period comparison.

For a reconciliation of the non-GAAP measures presented in this document, please see the company’s most recent quarterly earnings press release. With that, I’ll hand the call over to Franco Stevanato for opening remarks.

Franco Stevanato     Thank you, Lisa. Good morning and thank you for joining us. Today, I’m going to kick off with some key highlights and investment considerations for Stevanato Group. First, I’m pleased with our financial result for second quarter and first half of fiscal year 2021.

Revenue for the first half of 2021 grew 33% and adjusted EBITDA increased 58% over the same period of the last year. Our operating performance reflects our long history of more than 70 years serving the pharma, biotech and life sciences industries. The core of our DNA is science and technology.

Our unique analytical and engineering capabilities have helped us solidify our position as the market leader worldwide in pen cartridges and EZ-Fill vials. We serve the top blue chip global biopharma, pharma and diagnostic customers. We have a strong track record for customer support and service which has translated into customer retention of data of 97%.

Over the last 70 years, we have grown the business through cost centre investment in technical and scientific innovation, geographic expansion to better serve our customers and solidify our position in the pharmaceutical value chain.

The proceeds from our recent IPO will be reinvested to drive sustainable long-term organic growth. Our top three investment priorities are, one, geographical expansion, two, research and development to sustain and accelerate our high-value solutions and, three, selective M&A.

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Stevanato Earnings Call	Thursday, 19 August 2021

We share the same fundamental goal of creating and driving long-term shareholder value. On behalf of the board, we are proud of the positive steps the management has taken to advance the company position in the market and we are confident in their ability to execute against the company’s long-term strategic plan.

Franco, Marco, Mauro, and Paolo bring deep expertise, decades of experience and an unparalleled commitment to achieving our growth objectives. We believe we have the right team in place to drive vision and strategic pillars over the next ten years.

The family, the board and the management team are keenly aligned with the goal of building long-term shareholder value. Our mission is simple, delivering patient-centric solutions to support our customers’ needs to meet the increasing market demand driven by a positive macro environment.

Stevanato Group remains at the heart of the pharmaceutical value chain now and for decades to come. With that, I will hand the call over to Franco Moro, Chief Executive Officer.

Franco Moro     Thanks, Franco, and good morning. For the second quarter we delivered solid year-over-year operating and financial results highlighted by double-digit revenue growth. More importantly, the key performance indicators of future growth came in particularly strong.

We continue to make steady progress in transitioning our revenue to an increasing mix of high-value solutions, which accounted for 24% of total revenue in the second quarter. Our high-value solutions include our higher margin products focused on pre-sterilised vials, cartridges and syringes.

The solutions offer an increasing value to our customers with four key advantages, reduced time to market, lower total cost of ownership, increased quality and improved flexibility. Our focus and much of our future investment will be dedicated to growing the mix of high-value solutions.

The second quarter was also highlighted by strong order intake. We ended the second quarter with a new order intake of €278 million and a total backlog of €739 million at June 30. We define our backlog as customer-committed orders.

The current backlog provides significant visibility into future revenues. This gives us confidence in our ability to achieve our revenue guidance for 2021. We are pleased with the positive momentum in new order intake and backlog. These are indicative of the positive type of trends in the markets today.

These trends have paved the way for our consistent double-digit growth over the last ten years and today we are focused on executing against our strategic investment plan to take advantage of the longer-term demand.

Today, I want to talk about our expansion and investment framework. This an important element to driving sustainable, accretive growth in the near-term and the long-term. With that in mind, I will provide context around our historical investment strategy, how that translates to growth, and our plan to replicate this strategy in the years ahead.

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Stevanato Earnings Call	Thursday, 19 August 2021

In 2016, we launched an expansion initiative that has been yielding double-digit growth over the last few years and continues today. We accelerated our investment in Italy and abroad, which served as the catalyst to meet the significant increase in demand precipitated by COVID.

Yet, at the same time, we are still able to significantly increase production in other core products outside the vaccine space, particularly in vials and cartridges. For example, our investment also allowed us to remain number one in the insulin pen cartridge market.

I will highlight key metrics and capacity increases tied to this output. First, in our EZ-Fill pre-fillable sterile syringes. When compared to our production output in 2016, we expect to double the number of syringes produced in 2021 and up to triple the syringe output in 2023.

Secondly, in our EZ-Fill sterile vials and cartridges, the numbers are even more impressive. In 2021, we expect to produce up to 11 times more sterile vials and cartridges compared to 2016 and in 2023, we expect to product up to 19 times more sterile vials and cartridges compared to 2016.

Our investment initiatives are targeted to the production and delivery of more accretive high value solutions. Equally important, this is being done in response to customer demands. The approximate capex on the EZ-Fill expansion between 2015 and 2021 was roughly €220 million and we will continue investing.

The recent acceleration of organic growth demonstrates our proven track record in optimising our capital investments. At this stage of our life cycle, we see unprecedented demand. In the near-term, we have made timely investments in our capacity to enable us to stay ahead of our customers’ rising demand for our high-value solutions and we expect to invest in a similar manner in the future.

We are supplementing our ongoing expansion with new EZ-Fill lines and converting space to dedicate to our high-value solutions. An important element to our investment strategy is anticipating customer demand to make the right investment at the right time. This has been our approach in the past and it continues today.

Based on current trends, we believe now is the time for investing in expanded capacity globally for our EZ-Fill solutions. Our current expansion plans in the US and China are proactively addressing where we believe we will continue to experience high levels of customer demand.

Our future investment in the fastest growing markets of the US and China advance our position with customers across the pharmaceutical, biotech and life sciences industries. From a capex perspective, we currently plan to spend approximately €300 million for our plants in the US and China.

This will expand our existing footprint in these geographies and enhance our proximity to customers in attractive end markets. As many of you already know, the US market is highly sophisticated and the pace of growth in biologics is at record speed. We believe that we are well-positioned to become a larger player in the market.

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Stevanato Earnings Call	Thursday, 19 August 2021

From a timing perspective, we expect to break ground in Indiana in the fall of 2021. We anticipate construction will take approximately 18 months, followed by start-up and customer validation in 2023. At this pace, we are currently targeting revenue generation to begin around the end of 2023 or early 2024.

In China, the backdrop is very different. There is a predominance in biosimilar and the biologics market is just emerging. Our goal is to take advantage of market timing to be among the first movers. We estimate that construction will begin in early 2022, which puts our estimated revenue generation in the second half of 2024.

We are approaching these new investments with the ambition to replicate the same strategy, discipline and execution as with past investments. Our overall approach of increasing capacity, embedding scientific and technological advancement in our portfolio and broadening our servicing and geographic reach is the cornerstone of delivering value to our customers.

We are also boosting our efforts in research and development with a significant emphasis on service capabilities. These investments are evident in our technology centres in Boston and Italy. The scientific and analytical services developed in our technology centres are helping us gain an early entry point with our customers. We expect this will help expand our presence in the pipeline for new biologic drugs.

In parallel, these efforts are aimed and expanding our own portfolio of proprietary solutions across all product lines. Above all, we believe that the current underlying trends in the macro environment set the stage for favourable tailwinds for decades to come.

We currently see a confluence of events coming together with and urgent need to tackle the challenge of aging populations, the increasing complexity in health conditions and comorbidity rates and a significant shift in patients seeking to manage their conditions and access care closer to their home environment.

We believe we are well-positioned to capitalise on these trends. Our priority is to support our customers in creating and delivering patient-centric solutions, which is central to our philosophy and vision. I will hand the call over to Marco to cover the financials in more detail.

Marco Dal Lago     Thanks, Franco. For the second quarter, total company revenue grew 26% to €204 million and 28.5% on a constant currency basis compared to the same period last year. Top line increases were driven by growth in both segments in all geographies.

As Franco noted, our focus remains on expanding the sales mix of high-value solutions in the portfolio. For the second quarter, high-value solutions accounted for approximately 24% of total company revenue. We currently expect a full year contribution from high-value solutions to range between 25-26%.

The COVID-19 pandemic continues to be a tailwind and it has increased demand for our drug containment solutions. We are playing a meaningful role in the fight against the pandemic and our products are supporting the vaccination rollout around the world.

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Stevanato Earnings Call	Thursday, 19 August 2021

In the second quarter, we estimate that approximately 15% of gross revenue was linked to the pandemic. The key takeaway is that, excluding COVID, we still achieved robust double-digit growth in the second quarter compared to last year. This is a result of solid demand for our core products and the shift to high-value solutions.

For the rest of the year, we expect contribution from the pandemic to remain consistent. We currently estimate that gross revenue attributable to COVID will range between approximately 13% and 17% for 2021.

For the second quarter, total company gross margin improved 100 basis points over the last year to 31.2%, mainly thanks to our focus on high-value solutions. Also, in the second quarter adjusted operating profit margin improved 240 basis points to 19.1% and adjusted EBITDA grew by 90 basis points to 25.7%.

This was due to gross margin expansion and efficient cost management in certain overhead expenses. In parallel, we continue to increase investment in R&D activities compared to the same period last year as we aim to sustain and accelerate the pipeline of high-value solutions.

Operating profit of €47.6 million and EBITDA of €61 million include a one-time benefit of €8.6 million gross profit, which is €4.4 of net profit or €0.02 of diluted earnings per share. The majority of this related to the termination of a stock incentive plan. As a result, second quarter diluted earnings per share were €0.14 and adjusted diluted earnings per share were €0.12.

Moving on to the segment result, starting with the BDS segment. Second quarter revenue increase 23% in our Biopharmaceutical and Diagnostic Solutions segment compared to prior year despite unfavourable foreign currency translation.

On a constant currency basis, year-over-year revenue growth was 26%. This segment benefitted from a revenue increase of 27% in high-value solutions and 21% in other containment and delivery solutions over the same period last year.

Second quarter gross margin and operating margin improved compared to 2020, principally due to an increase in more accretive value solutions and improved efficiencies.

Moving to the Engineering Segment. For the second quarter, revenue derived from third parties in the Engineering segment grew by 50% to €29.1 million over last year.

This segment experienced growth across all business lines including visual inspection machines, assembly and packaging systems and glass-converting machines. Margin expansion in the quarter, compared to the prior year period, was driven by an increase in after sales activities to support customers and improved synergies across our manufacturing network.

Moving on to balance sheet and cash flow items, we ended the quarter in a solid financial position. At June 30, 2021 cash and cash equivalent totalled €100.8 million. For the second quarter, cash from operating activity increased to €54.1 million.

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Stevanato Earnings Call	Thursday, 19 August 2021

We continue to prioritise investment in our future growth and as such capital expenditures totaled €23.7 million during the quarter. Free cash flow in the second quarter was €31.3 million. At June 30, our net debt ratio had improved to 1.0x compared to 1.3x at the end of March 2021.

Our leverage between net debt and trailing 12-month EBITDA has improved to 1.0x compared to 1.4x at the end of 2020. We define net debt as current and non-current financial liabilities minus other current financial assets, financial receivables and cash and cash equivalents.

In a nutshell, we believe that our future cash generation from operating activities, availability and our existing debt facilities and the proceeds from the IPO will be adequate to address our future liquidity needs.

In terms of capital allocation strategy, our approach remains measured and disciplined. Our top three priorities are, first, much needed expansion to increase capacity, especially in our high-value solutions, where demand is high. Second, investment in research and development to sustain and accelerate our high-value solutions pipeline and to maintain our market-leading position offering the highest quality products.

Lastly, a selective, prudent approach to M&A to complement our existing book of businesses with new M&A in the construct of driving organic growth. This has been our approach in the past and it remains the same today. We see no major gaps in our portfolio but we believe there are markets that are a natural extension of our current core competencies.

Finally, as highlight in this morning’s press release, we established full year 2021 guidance. The company currently expects revenue in the range of €820 million to €830 million. This would represent a year-over-year growth between 24-25%. Adjusted diluted earnings per share in the range of €0.43-0.47. Lastly, adjusted EBITDA in the range of €212-217 million, which would represent a growth between 32-35% over the prior year period. With that, let’s open it up for questions. Operator.

Operator     If you would like to ask a question, please press * followed by 1 on your telephone keypad now. If you do change your mind, please press * followed by 2. Alternatively, if you joined us via the web, you can register a question by pressing the flag icon. Our first question comes from Paul Knight, from KeyBanc Capital Markets. Your line is now open.

Paul Knight     Congratulations on the quarter. Can you talk about the core business in terms of ex-COVID? Can you talk about demand for the high-value add solutions and the colour around that backlog.

Franco Moro     Paul, thanks for your question. For sure, the trends that we are facing are very good and we target to have this very robust backlog and to deploy our capacity accordingly to satisfy our customer demand.

In terms of the colour about the backlog, when we talk about backlog, we are talking about committed orders and this visibility allows us to plan the utilisation of our capacity in a very efficient way. Nevertheless, we are also investing to expand the capacity to match additional upside in demand coming from the customers.

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Stevanato Earnings Call	Thursday, 19 August 2021

In terms of the COVID-related demand, we can say that for sure, we can state that the current year is impacted by COVID and we have some visibility for the next year. For the longer-term, we envision to have a transition to normal business in terms of vaccines and you know that we are a well-established player in the vaccine space since a decade.

Paul Knight     Do you have capacity or is it tight right now to supply customer demand?

Franco Moro     I want to stress that the capacity we have for our high-value solutions are the most important assets also for the future because the COVID situation proved that our high-value solutions are really suitable not only to match the technical specification of drugs but also to have a faster response to the upside in demand and that our internal engineering capability is an amazing differentiating factor in terms of the competition because we proved to be faster than anybody else to match the demand.

In terms of the constraints you mentioned, for sure, we have to take care about our capex and to adjust, in advance, our capacity to the demand coming from the market but we are in good position as we deploy this additional capacity around the world and we are ready to move also the high-value solution, the EZ-Fill capacity, not only in Europe, as we are now, but also in US and China.

Operator     Thank you. Our next question comes from David Windley, from Jefferies. Your line is now open.

David Windley     Hi. Thank you for the results this morning or this evening for you and appreciate you taking my question. I wondered if you could comment a little bit, borrowing from Paul’s question, on how COVID is influencing your high-value solutions sales. Is there much overlap there? How do you expect that to evolve?

Franco Moro     Thank you, David, for the question. In this case, I have to reinforce the message that we are not a newcomer in the vaccine space. We are working with the biggest players in the market for decades. Thanks to the intimacy with such customers, we can adjust our production for the future.

In terms of the technicalities linked to our high-value solutions, we proved that the glass container solutionsare the best choice also linked, for example, to the cold chain and the supply chain for vaccines. So, we think that after this year and the next year will land more or less normal business for vaccine treatment.

David Windley     On your backlog, I don’t believe I have a number for the comparable Q2 of 2020. If you’d be willing to give that I’d love to get it. But, the spirit of the question is that your backlog growth year-over-year is substantial in the first quarter and then it looks like it is sequentially double-digits from the first quarter to the second quarter.

You’ve already mentioned visibility is quite high. It seems like your visibility to this year’s revenue based on backlog is substantially better than what it probably was last year. I wanted to understand how conservative your revenue assumptions are for this year and/or how much of that backlog is giving you greater visibility into 2022, if you understand the question, hopefully.

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Stevanato Earnings Call	Thursday, 19 August 2021

Franco Moro     Hi. We understand your question. I’ll give you the full picture and then maybe Marco may comment about the financials. For sure, the visibility is very high and the demand is very strong. Demand is very strong because the market is growing and we anticipate some investment that allows us to give the right answer to our customers.

Nevertheless, our business has some factors that impacted the timeline that is linked to building the right supply chain with the right level of robustness for us and for our customers, the lead time in production and then all the planning activities that allow us to have a very robust answer to our customers and to meet their expectations.

For sure, now it is very easy to say that the coverage for this year is very high and very good. There is a possibility to have an upside. We believe that the guidance we provided is fair, not too prudent, not too aggressive. It’s a fair expectation for this year. Marco may have more flavour about that.

Marco Dal Lago     Just to complete the answer, David, last year same period we had about €396 million of backlog. As you know, we went up to €605 million at the end of 2020, €665 at the end of Q1, and we have now €739 million, so we have much better visibility.

As Franco was saying, between the sales already realised, the expected sales coming from backlog in the second half of the year were covered by 94% and we are starting also building the backlog for next year.

Operator     Our next question comes from Dan Leonard, from Wells Fargo. Your line is now open.

Dan Leonard      Thank you. I was hoping you could offer some insight into your conversations with customers on the COVID business and how far in advance you’re having discussions nowadays. Are you talking about customer demand needs in 2022, 2023? Any insight you could offer.

Franco Moro     Thank you for the question. It’s very important to say that built the intimacy with our customers since many, many years, leveraging on not only the manufacturing platform but also the scientific and technology offering that is embedded in our integrated offering.

We try to work with them in anticipating their needs and, for sure, they gave us some visibility about their expectation for ’22 and maybe also for ’23 in terms of general view but it’s very early to say what happens really because of the transition from multidose vials to single-dose vials, the potential transition of syringes and all other uncertainty level linked to boosters and so on. So, we have good visibility but we cannot state there is full visibility about the COVID impact in the next years.

Dan Leonard      That’s helpful colour and just a quick follow-up. Marco, what’s your tax rate expectation for the year, for 2021?

Marco Dal Lago     The normalised one is 24%. I say the normalised because in the first quarter we had a one-time positive event. We reached an agreement with the Italian tax authority, benefitting by €5.5 million of tax saving due to the Patent Box, according to the Italian tax law but the normalised one is 24%.

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Stevanato Earnings Call	Thursday, 19 August 2021

Dan Leonard      Got it. Thanks for the help.

Operator     Our next question comes from Juan Avendano, from Bank of America. Your line is now open.

Juan Avendano     Thank you. Good morning. Thanks a lot for the details on your capacity expansion plans. I have a couple of questions on this topic. First, what is your current average level of capacity utilisation across your network? I’m aware that COVID might have helped utilisation but how long did it take for capacity added over the last five years, since 2016, to reach the current utilisation level?

Franco Moro      It’s a very good question and we are expanding our capacity independently for COVID and, after COVID started, we accelerated some investment to be faster and thanks a lot to our colleagues in Engineering because they helped us to provide an amazing, fast response to these emerging needs.

In terms of utilisation, we used to plan accordingly to the standard practices to have enough downtime for preventative maintenance, all the stuff that makes our supply chain robust and for the sake of certainty of our customers.

We are at a very good level of utilisation worldwide, both in bulk and EZ-Fill sterilised configuration and we used to maintain this high level of occupation. But, answering your question about how much time we need to reach this level of utilisation, this is a very interesting point of our set-up because we don’t need so much time because we have Engineering now, so when we have to expand the capacity, we are very fast.

So, we don’t need a long time to establish the capacity and then ramping up the utilisation. We are much faster than anybody else because we can tune the expansion of the capacity very close to the emerging needs.

Juan Avendano     Thank you. If could put a number on that utilisation level, accounting for the necessary downtime and changeover. Typically, in the industry full is defined at around the low 80s. Would you say it is 60-70-80% utilised? If you could put a number to that, that’s what I’m looking for.

Franco Moro      Depending on different production lines, we are in the range of 80-85%.

Operator     Our next question comes from Patrick Donnelly, from Citi. Your line is now open.

Patrick Donnelly    Great. Thanks for taking the questions, guys. Maybe to stay on the facility expansion topic, can you just talk about what the spend is going to look like over the next few years? I know you talked about Indiana and revenue generation in ’23, China maybe more ’24. Over the next two years, how should we think about the spend, the impact on margins until they’re fully ramped up?

Franco Moro     I’ll give you the picture, Patrick, thank you for your question, and then Marco may add more colour on financial. The idea is, as you mentioned, to have the first revenue generation coming from the US plant later ’23, beginning of ’24 and at least six months more to have the first revenue generation in China.

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Stevanato Earnings Call	Thursday, 19 August 2021

The total amount of money we are ready to invest to expand our high-value solution network in manufacturing is in the range of €300 and we’ll deploy this total investment more or less in 2.5-3.0 years.

We expect, in the long run, to have revenue generation in the range of €300 million. These are two figures that are comparable but they are different. But, there are many things that we can also adjust and tune at the best during the execution of this investment.

Six or seven years from now is not easy to say but, for sure, we are in the right position to start this investment and we have already started doing something in the US and beginning of next year we will have some news about China. Marco, if you can provide more details in terms of financial, it would be helpful.

Marco Dal Lago     Yes, just to complement. First of all, we are replicating investment we have already done here in Italy with EZ-Fill, so we know very well the technology and the steps to be done in order to prepare the two new facilities.

Measuring the return of our investment, we experienced a very good internal rate of return here in the investment in Italy, north of 20%, and also in China and the US. We are targeting high-value EZ-Fill products, so we expect high teens internal rate of return in these two new plants. These are our expectations.

Patrick Donnelly     That’s helpful. Maybe, Marco, staying with you on the margin piece. Obviously, there’s been a few questions around COVID and what the revenue could look like. Can you just refresh us on the margin profile of the COVID business? Is that any different than core? I’m just trying to think through what that could look like, if it’s a bigger number next year or anything like that.

Marco Dal Lago     Thank you for the question, Patrick. Product line-by-product line, we are not experiencing different gross margin. If we sell high-value solutions, we are experiencing the same level of margin between COVID and non-COVID products, same for bulk solutions.

So, I wouldn’t say we have a different margin profile related to COVID. Sometimes the mix is pushing more towards high-value solutions, as Franco was saying before but, apples with apples, we are not experiencing different margin.

Patrick Donnelly    Great. Thank you.

Marco Dal Lago     You’re welcome.

Operator     Our next question comes from Justin Lin, from William Blair. Your line is now open.

Justin Lin     Hello. Good morning, guys. I’m calling in for John Kreger today. Congrats on the quarter and thank you for taking the questions. Previously, there was a lot of talk about COVID vaccines moving to single-dose vials. Is that still the case, based on what you’ve heard, or do you think the anticipated large-scale rollout of booster shots in the US will likely keep it in the multidose format?

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Stevanato Earnings Call	Thursday, 19 August 2021

Franco Moro     Thank you for the question. It is very interesting. We are trying to monitor this evolution, together with our customers, to adjust the supply chain for the future needs. If I can ask Mauro to add some colour about this relationship with the major, most important players in the vaccine space to help to give you the full scenario.

Mauro Stocchi      Sure. Thank you, Franco. Just, maybe to come back also a bit to what we said during our roadshow, actually one of the reasons why we are in a so good and intimate relationship with the customers is because we help them, starting from the development phase, with our solution to reach the patient in a faster way.

Now, as Franco mentioned before, it is really too early to tell the future of COVID but what we can say is that continuing partnering with our customers is providing some indication of what the major trends could be in the future and you mentioned a couple.

From multidose to single-dose is something which is, for sure, happening and at the same time also evaluating some syringe solutions in order to have a single-dose ready to go to the market for the customers.

So, a lot of moving parts in the market today but what we can say is that we are really very well-positioned in order to respond to these emerging trends, specifically thanks to our Engineering part of the business which is actually responding very fast to this kind of customer request and movement in the market.

Justin Lin     Understood. Thank you for that. One follow-up question on the capacity front. Can you review your ongoing facility expansion projects outside of the US and China and where do they stand right now?

Franco Moro     About the capacity expansion, we are investing also in vial production in our network of facilities around the world and we have some expansion also in the plastics business in the US and a smaller investment in Europe.

But, now we are really focused on expand our high-value solution platform that will deliver the best answer to the needs of our customers. So, for the next year, we are really focused on the execution of our investments in US and China and, in the meantime, we are bridging this capacity with some investment also in Italy that will help us to move the production from Italy to the new geographies in the next three to four years.

Operator     As another reminder, if you would like to ask a question, please press * followed by one on your telephone keypad. Our next question comes from Drew Ranieri, from Morgan Stanley. Your line is now open.

Drew Ranieri     Hi, everyone. Thanks for taking the questions. Just to go back on the backlog for a moment. It sounds like you have good visibility for this year, maybe some partial visibility for 2022, but as you look at the backlog today, can you just maybe discuss or breakdown what backlog is from broadening your current customer relationship versus new partnerships, new customers or just early days of geographic expansion? Thank you.

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Stevanato Earnings Call	Thursday, 19 August 2021

Franco Moro      For sure. You touch a very important point, that is the pipeline. The pipeline of new products will deliver additional business for the future. Most of the current backlog is obviously linked to established commercial production because you know very well that in our market that to develop a new project you need some time. But, we are really early engaged with our customers in some very important projects and also, in this case, I think that Mauro may have some colour on that.

Mauro Stocchi     Thank you, Franco. We are really proud of our present pipeline, specifically also in the biotech space and biosimilar space because this is what, of course, is sustaining and providing visibility and growth for the future.

We can say that one of the main reasons for our position in the drug pipeline today has been really the critical support that our services through our Tech centers in Boston and Italy were able to provide to customers in order to help them to choose the right drug containment solutions since the beginning.

So, we are really growing a lot in this, supporting our customers in scientific and technology-related areas. In the past five years, we have more than doubled the molecules which we are in today and we can say that today we are working with over 1,100 different projects, different molecules, we are really well-positioned to grow in the future in this high-value segment.

Drew Ranieri     Great. Thank you. This might be a question for Marco but just on gross margin trends in the back half of the year, would there be any reason that gross margins would step down in third quarter or fourth quarter from your current second quarter levels.

Just as you look at having a more high-value solution mix, the facility build-out sounds like it might be later this year, so it might not be a full hit there but just curious on the gross margin trends. Then, would you be comfortable putting out a number for free cash flow or capex for 2021? Thank you.

Marco Dal Lago     Thank you for the questions. We expect gross margin in Q3 and Q4 to be consistent with second quarter, so above 31%. This is in our guidance, let’s say. Going back to the backlog, the mix is positive, is consistent with what we are experiencing. We are moving more and more towards high-value solutions.

Geographically, we didn’t reply but we are growing more and more in Asia-Pacific, as you can see in the first half of the year. We went up 79% in Asia-Pacific and 38% in North America, so we are confirming the trend to move more and more towards those areas. We expect a consistent gross margin in Q3 and Q4 compared with the second quarter.

About the question about cash flow, let me start with saying that we start with a very robust balance sheet now because we had €250 million of net debt as of the end of Q2 with a leverage of 1.0x with the last 12 months of EBITDA. On top it, we received the primary proceeds, so we are now in a position where we have €165 million of positive net financial position.

The important thing to be measured in the next months will be the outflow of money for capex. As mentioned many times, we are investing in US and China for expanding our EZ-Fill capacity.

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Stevanato Earnings Call	Thursday, 19 August 2021

Worst case, we expect €180 million of capex for the current year with a landing net financial position of €120-125 million positive cash position. So, we are in a safe position in a nutshell as mentioned in my speech before.

Operator     Thank you. Our final question comes from John Sourbeer, from UBS. Your line is now open.

John Sourbeer     Thanks for taking for my question, just one on future M&A. Could you talk a little bit on what areas the company is looking at? The company is currently around 1.0x levered today. Does the company have a long-term leverage target that you can provide?

Franco Moro      May I ask to say again because the line was disturbed a little bit?

John Sourbeer     Sure. Just on future M&A, what areas is the company looking at? Then, the company is about 1.0x levered. Does the company have a long-term leverage target that you can provide?

Franco Moro     That’s very clear. Sorry to ask you to repeat. First of all, our broad and integrated offering is very robust. We are really focused on exploiting all the potential about the existing platform of the solutions we have and we can expand also in terms of different geographies.

We mentioned several time EZ-Fill production in the US and China. Nevertheless, as you know, we are monitoring opportunities to expand our capabilities with something that can complement our powerful, existing, integrated offering.

I want to mention some intellectual property of third parties in BDS, some technologies in injection moulding like microfluidics. We have some interesting opportunities to exploit in molecular diagnostics and also in terms of design companies for the design of new solutions as a CDMO.

These are potential M&A opportunities but we are not under pressure to execute any M&A if we don’t see the right condition to add value to our integrated offering to our customers or to our shareholders.

So, we are relaxed in this sense and we will apply discipline in capital allocation with a very selective approach for the next years. Our financial strength, strong position will help us to make the right choices in the future.

Marco Dal Lago     About the leverage, we like to play with discipline and safer but for an important strategic opportunity we are ready to have in the range of 2.5x leverage between our financial position and EBITDA. Obviously, the pre-condition is to create great value.

John Sourbeer     Got it. If I could just ask one follow-up. Could you talk a little bit, maybe, on growth trends in some of the BDS subsegments in the quarter across close containment, IVD and BDS?

Marco Dal Lago     Yes, we usually don’t provide the details but, in any case, as in the past, we are keeping on experiencing about 15% of our overall sales are represented by Engineering, another 15% by in vitro diagnostic and BDS together and the remaining 70% is related to containment closure systems.

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Stevanato Earnings Call	Thursday, 19 August 2021

So, we are consistent with this growth. We are growing in each business line and product line. We are growing more rapidly, as mentioned, in high-value solutions where, in the first half of the year we went up 37% and, on a constant currency basis, we would have gone up by 43% year-over-year. So, this is where we are growing more rapidly, consistently with our plans.

John Sourbeer     Got it.

Operator     That was our final question, so I’ll hand back to the management team for closing remarks.

Franco Stevanato    Good morning. Franco Stevanato speaking. I want to just take one minute in order to give the internal feedback from the board and the management team and also our customers after this important event of the IPO of Stevanato Group.

The board and the management team are extremely happy and motivated for what we have done because it’s an important step for Stevanato after 70 years. Also, our customers are extremely happy to see Stevanato Group continue to be present in the pharmaceutical industry and to continuously invest in the pharmaceutical industry and also with the proceeds.

Today, all the organisation is fully committed to execute our strategy in order to continue to growh together with our customers. Our big focus is to really build the right investment in order to be more close in proximity to all of our customers worldwide.

The fact that we have the proceeds that will allow more financial flexibility is even more important and well-perceived by the customers. I also want to thank all of you because in these months we learn a lot in order to do what? To have more discipline in when we will build numbers, also to deliver numbers, also in the right ways for the shareholders and also even more for the external shareholders.

Today, our big focus are the customers, the employees, even more the new investors that are trusting Stevanato Group. So, it’s a new exercise, a new era of Stevanato but it’s a very nice moment for us. Thank you.

Lisa Miles     That concludes Stevanato Group’s second quarter 2021 earnings call. Thank you for joining us. We appreciate your support.

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